FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report August 13, 2002

NOVATEL INC.

Commission File No. 0-29004

1120 - 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

A copy of the Registrant's Quarterly Report (including financial statements) for the three and six months ended June 29, 2002 is furnished herewith and is incorporated by reference into the following Registration Statements:

- Registration Statement on Form S-8 #333-6500
- Registration Statement on Form S-8 #333-6502
- Registration Statement on Form S-8 #333-9216

As of August 13, 2002, there were 7,675,790 Common Shares outstanding.

This Report Consists of 33 Sequentially Numbered Pages

Exhibit Index Appears on Page 4

EXHIBITS

The following exhibits are filed as part of this Form 6-K:

(1) the Quarterly Report (including financial statements) of NovAtel Inc. for the three and six months ended June 29, 2002.

(2) Certifications of Principal Executive Officer and Principal Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: August 13, 2002

By: ____________________
Name: Werner Gartner
Title: Executive Vice President
and Chief Financial Officer

EXHIBITS

NOVATEL INC.

Quarterly Report

For the Three and Six Months Ended June 29, 2002

INDEX

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = US $0.6326 on August 7, 2002), and are presented in accordance with accounting principles generally accepted in Canada. The material differences between Canadian and U.S. generally accepted accounting principles ("GAAP") which would bear upon its financial statements and, more particularly, income applicable to equity share and retained earnings, are disclosed in Note 20 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2001 filed as part of Form 20-F with the Securities and Exchange Commission and in Note 12 of Notes to Consolidated Financial Statements contained in this report.

Certain statements in this Quarterly Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company's new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, and the impact of industry consolidations, together with the other risks and uncertainties described in Management's Discussion and Analysis of Financial Condition and Results of Operations herein and in the Company's other filings with the United States Securities and Exchange Commission.

NOVATEL INC.
CONSOLIDATED BALANCE SHEETS
(unaudited, in thousands)

	June 29, 2002	December 31, 2001
ASSETS (Note 1)		
Current assets:		
Cash and short term investments	$ 6,061	$ 4,794
Accounts receivable	6,211	6,050
Related party receivables (Note 8)	1,225	665
Related party notes receivable (Note 8)	1,589	1,595
Inventories (Note 3)	6,167	6,562
Prepaid expenses and deposits	427	286
Total current assets	21,680	19,952
Capital assets	2,363	2,854
Intangible assets (Note 7)	2,154	2,487
Deferred development costs (Note 4)	2,502	2,528
Total assets	$ 28,699	$ 27,821
LIABILITIES AND SHAREHOLDERS' EQUITY (Note 1)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 4,415	$ 4,469
Related party payables (Note 8)	952	418
Notes payable (Notes 8, 9 and 10)	1,939	1,964
Deferred revenue and customer deposits	472	202
Provision for future warranty costs	354	285
Capital lease obligation – current portion	276	330
Total current liabilities	8,408	7,668
Deferred gain on sale/leaseback of capital assets	750	814
Capital lease obligation – long term portion	145	253
Total liabilities	9,303	8,735
Shareholders' equity:		
Capital stock (Note 5)	35,550	35,596
Contributed surplus	13	25
Deficit	(16,167)	(16,535)
Total shareholders' equity	19,396	19,086
Total liabilities and shareholders' equity	$ 28,699	$ 27,821

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited, in thousands, except per share data)

	Three Months Ended		Six Months Ended	
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Revenues:				
Product sales (Note 8)	$ 6,581	$ 5,839	$ 12,855	$11,933
NRE fees	1,423	681	2,443	1,587
Total revenues	8,004	6,520	15,298	13,520
Cost of sales:				
Cost of product sales (Note 8)	3,101	2,651	5,996	5,872
Cost of NRE fees	933	368	1,640	864
Total cost of sales	4,034	3,019	7,636	6,736
Gross profit	3,970	3,501	7,662	6,784
Operating expenses:				
Research and development	1,366	1,866	2,931	3,747
Selling and marketing	1,246	835	2,049	1,764
General and administration	1,093	1,070	2,122	1,962
Total operating expenses	3,705	3,771	7,102	7,473
Operating income (loss)	265	(270)	560	(689)
Interest income, net	18	47	28	98
Other income (expense) (Note 10)	21	(227)	(202)	(143)
Income (loss) before income taxes	304	(450)	386	(734)
Provision for (recovery of) income taxes	9	(11)	18	1
Net income (loss)	$ 295	$ (439)	$ 368	$ (735)
Net income (loss) per share (basic) (Note 12)	$ 0.04	$ (0.06)	$ 0.05	$ (0.10)
Weighted average shares outstanding (basic) (Note 5)	7,679	7,694	7,681	7,692
Net income (loss) per share (diluted) (Note 12)	$ 0.04	$ (0.06)	$ 0.05	$ (0.10)
Weighted average shares outstanding (diluted) (Note 5)	7,920	7,715	7,891	7,727

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(unaudited, in thousands)

	Common Shares				
	Number	Amount	Contributed Surplus	Deficit	Total Shareholders' Equity
Balance December 31, 2001...	7,683	$35,596	$ 25	$(16,535)	$19,086
Common shares issued..........	4	9	—	—	9
Repurchase of shares...........	(12)	(55)	(12)	—	(67)
Net income	—	—	—	368	368
Balance June 29, 2002...........	7,675	$35,550	$ 13	$(16,167)	$19,396

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited, in thousands)

	Three Months Ended		Six Months Ended	
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Operating activities:				
Net income (loss)	$ 295	$ (439)	$ 368	$ (735)
Charges and credits to operations not involving an outlay of cash:				
Amortization	547	626	1,113	1,262
Gain on disposal of capital assets	(2)	(2)	(5)	(7)
Gain on dilution of equity interest in Mezure, Inc. (Note 10)	(121)	—	(121)	—
Amortization of deferred gain on sale/leaseback of capital assets	(32)	(32)	(64)	(66)
Net change in non-cash working capital related to operations (Note 6)	(210)	39	352	(1,930)
Cash provided by (used in) operating activities	477	192	1,643	(1,476)
Financing activities:				
Issuance (repurchase) of shares (Note 5)	(59)	—	(58)	34
Related party notes receivable	26	37	6	(114)
Notes payable	115	38	134	217
Decrease in capital lease obligations	(82)	(56)	(162)	(112)
Cash provided by (used in) financing activities	—	19	(80)	25
Increase (decrease) in cash before investing activities	477	211	1,563	(1,451)
Investing activities:				
Purchase of capital and intangible assets	(198)	(378)	(346)	(576)
Proceeds from disposal of capital assets	5	7	50	21
Deferred development costs.	—	—	—	(4)
Cash used in investing activities	(193)	(371)	(296)	(559)
Increase (decrease) in cash and short term investments	284	(160)	1,267	(2,010)
Cash and short term investments, beginning of period	5,777	4,205	4,794	6,055
Cash and short term investments, end of period	$ 6,061	$ 4,045	$ 6,061	$ 4,045
Cash and short term investments consisted of:				
Cash and cash equivalents	$ 2,406	$ 317	$ 2,406	$ 317
Restricted short term investments	3,455	3,728	3,455	3,728
Other short term investments	200	—	200	—
	$ 6,061	$ 4,045	$ 6,061	$ 4,045
Interest paid related to bank advances and capital lease obligations	$ 8	$ 7	$ 17	$ 16
Income taxes paid	$ —	$ 71	$ —	$ 71

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited, in thousands, except per share data)

Note 1 Basis of Presentation

The consolidated financial statements for the three and six month periods ended June 29, 2002 and June 30, 2001 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited. The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The adjustments are of a normal recurring nature. The unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001 filed on Form 20-F with the Securities and Exchange Commission (SEC).

Note 2 Adoption of New Accounting Standards

Goodwill

Effective July 1, 2001, the Company adopted the provisions of Section 3062 of the Handbook of the Canadian Institute of Chartered Accountants with respect to goodwill and intangibles. Goodwill arising after July 1, 2001 is recorded at cost and is not subject to amortization. Effective January 1, 2002, goodwill is subject to a fair value impairment test at least annually.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method. Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 11. The Company is applying the new recommendations to all options granted.

Note 3 Inventories

	June 29, 2002	December 31, 2001
Raw materials and components......	$ 1,644	$ 1,995
Work-in-progress............................	140	349
Finished goods................................	4,383	4,218
	$ 6,167	$ 6,562

Note 4 Deferred Development Costs

In the six month period ended June 29, 2002, the Company deferred $nil of development costs related to the development of a certified aviation GPS receiver ($4 in the six month period ending June 30, 2001). With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization. The Company amortized $26 of these deferred costs in the six month period ended June 29, 2002 ($14 in the six month period ended June 30, 2001).

Note 5 Capital Stock

The Company has authorized an unlimited number of common shares and first preference shares, of which 7,675 common shares are outstanding as of June 29, 2002 (7,683 as of December 31, 2001).

Net income (loss) per share figures presented in the Company's financial statements are based upon the weighted average number of shares outstanding. Diluted net income (loss) per share figures are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

On September 4, 2001, the Company implemented a share repurchase program, under which the Company could repurchase up to 3% of the outstanding shares over a 12 month period. As of December 31, 2001, the Company had repurchased 12 shares. During the six month period ended June 29, 2002, the Company repurchased an additional 12 shares.

The Company maintains stock option plans for employees and members of the Board of Directors. Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant. The options have vesting periods ranging from three to four years and expire ten years from the date of the grant, except for 30 options granted on February 13, 2001, which have a six month vesting period and expire in 2004. As of June 29, 2002, the Company has authorized the granting of up to 1,101 options to purchase common shares of the Company under the stock option plans, of which 29 had been exercised.

A summary of the status of the Company's stock option plans as of June 29, 2002, and changes during the six month period ending on that date is presented below:

Options	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2002	834	US $5.08
Granted	175	2.32
Exercised	(3)	1.52
Forfeited	(11)	3.87
Outstanding at June 29, 2002	995	4.62
Options exercisable at June 29, 2002	649	US $5.91

The following table summarizes information about the stock option plans as of June 29, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
US $7.50 to $11.25	457	4.9 years	US $7.68	453	US $7.68
$4.00	3	9.8	4.00	—	4.00
$2.25 to $3.44	243	9.0	2.53	36	3.07
$1.38 to $2.00	292	7.1	1.58	160	1.56
$1.38 to $11.25	995	6.6	4.62	649	5.91

Note 6 Consolidated Statements of Cash Flows

The net changes in non-cash working capital related to operations include:

	Three Months Ended		Six Months Ended	
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
(Increase) decrease in accounts receivables and related party receivables	$ (657)	$ 580	$ (721)	$ (457)
Decrease (increase) in inventories	384	(386)	395	(542)
(Increase) decrease in prepaid expenses and deposits	(75)	131	(141)	59
Increase (decrease) in accounts payable, accrued liabilities and related party advances	346	(537)	480	(1,254)
(Decrease) increase in deferred revenue and customer deposits	(233)	250	270	247
Increase in provision for future warranty costs	25	1	69	17
Net change in non-cash working capital	(210)	39	352	(1,930)

Note 7 Commitments and Contingencies

a) As at June 29, 2002, intangible assets included $561 related to the Company's 1996 settlement agreement with Trimble Navigation Limited (Trimble). This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control. On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics in April 1998. The Company has sought legal advice regarding Trimble's termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble's notice of termination. As this matter has not been resolved, the Company has not provided for any impairment of these intangible assets.

b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

c) In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The contracts are normally for terms of up to twelve months and are used as hedges of the Company's net U.S. dollar cash requirements. Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.

At June 29, 2002, the Company had forward foreign currency contracts to sell US $6,000 between August 15, 2002 and April 30, 2003 at rates between 0.6416 and 0.6451.

Note 8 Related Party Transactions

In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Six Months Ended	
	June 29, 2002	June 30, 2001
Product sales to Point, Inc.	$ 444	$ 711
Services provided to Point, Inc.	102	74
Royalty income from Point, Inc.	29	39
Inventory purchases from CMC Electronics.	696	39
Royalties charged to CMC Electronics.	35	—
Other expenses from CMC Electronics.	98	31
Engineering services charged by Point, Inc.	19	—

Significant related party receivables at June 29, 2002 consist of $1,125 from Point, Inc. ($589 at December 31, 2001) and $100 from CMC Electronics ($74 at December 31, 2001). Related party payables at June 29, 2002 were comprised of amounts due to CMC Electronics of $913 ($399 at December 31, 2001) and $39 to Point, Inc. ($19 at December 31, 2001).

The related party notes receivable of $1,589 ($1,595 at December 31, 2001) reflects the Company's proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. ("Sokkia") of US$4,130, which are secured by the assets of Point, Inc. and bear interest at 6%. Of the total amount of the loans, US$4,000 was repayable on December 31, 2001. As of June 29, 2002, the Company and Sokkia had not yet agreed to an extension of these loans.

Note 9 Investment in Point, Inc.

The following is a summary of the Company's proportionate share of the financial position, operating results, and cash flows of Point, Inc. :

	June 29, 2002	December 31, 2001
Current assets	$ 2,573	$ 1,630
Non-current assets	120	143
Total assets	$ 2,693	$ 1,773
Current liabilities	$ 4,026	$ 3,072
Long-term liabilities	—	—
Total liabilities	$ 4,026	$ 3,072

	Six Months Ended	
	June 29, 2002	June 30, 2001
Revenues	$ 2,450	$ 3,047
Expenses	2,958	3,561
Net loss	$ (508)	$ (514)
Cash provided by (used in)		
Operating activities	$ (506)	$ (479)
Investing activities	$ —	$ (28)
Financing activities	$ (6)	$ 114

Included in current liabilities is the Company's share of notes payable by Point, Inc. to Sokkia, in the amount of $1,589 ($1,595 at December 31, 2001), which are secured by the assets of Point, Inc. and bear interest at 6%. The notes were substantially repayable on December 31, 2001. As of June 29, 2002, the Company and Sokkia had not yet agreed to an extension of these loans. During July 2002, the Company and Sokkia advanced US$500 to Point, Inc. In August 2002, the Company and Sokkia reached an agreement in principle to provide an additional US$1,500 in financing support to Point, Inc., to follow in August and October of 2002.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.'s ability to continue as a going concern would be impaired. If the existing and future loans to Point, Inc. of US$6,130 were ultimately not repaid by Point, Inc. to the Company and Sokkia, the Company believes that its maximum exposure in the statement of operations to Point, Inc., as of June 29, 2002, after consideration of the effects of the proportionate consolidation of Point, Inc., would not exceed US$500, comprised primarily of working capital related items. These financial statements do not reflect any adjustments that would be required if Point, Inc.'s operations were discontinued.

Note 10 Investment in Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% joint venture interest in Mezure, Inc. ("Mezure") in exchange for US$400, which the Company had previously advanced and charged to operations in 2000.

On July 23, 2001, the Company acquired an additional 25.3% equity interest in Mezure after exercising its option to convert US$200 in loans, which the Company previously advanced and charged to operations in the first quarter 2001, into additional common shares. With the July 23, 2001 acquisition of additional shares, the Company acquired control of Mezure, and commenced full consolidation of Mezure's operations from that date forward.

In April 2002, a third party investor converted $159 of notes payable into an additional 522 common shares of Mezure which reduced the Company's equity investment in Mezure from approximately 74% to 70%. The Company has recognized a gain of $121 relating to its reduced ownership interest in Mezure which has been reflected in other income within the statement of operations in the period ended June 29, 2002.

The following transactions pertaining to Mezure were included in the Company's consolidated financial results on a proportionate basis for the period January 26, 2001 to June 30, 2001.

	Six Months Ended June 30, 2001
Revenue	$ —
Expenses	258
Net loss	$ (258)
Cash provided by (used in)	
Operating activities	$ (268)
Investing activities	$ (24)
Financing activities	$ 103

Note 11 Stock-Based Compensation

At June 29, 2002, the Company had issued 995 options to employees and directors to purchase common shares under its stock-based compensation plans (see Notes 2 and 5). As the Company applied an intrinsic value based method to account for its plans, no compensation cost was recognized within the statement of operations for the period ended June 29, 2002. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company's pro forma net income (loss) and net income (loss) per share would have been as follows:

		Three Months Ended June 29, 2002	Six Months Ended June 29, 2002
Net income (loss)	As reported	$295	$368
	Pro forma	$198	$172
Basic net income (loss) per share	As reported	$0.04	$0.05
	Pro forma	$0.03	$0.02
Diluted net income (loss) per share	As reported	$0.04	$0.05
	Pro forma	$0.03	$0.02

The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002: dividend yield of 0%; expected lives of 10 years; expected volatility of 135% and a risk-free interest rate of 4.3%.

Note 12 Differences between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a) ***Revenue Recognition***

In December 1999, the SEC issued Staff Accounting Bulletin ("SAB") 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC. The Company believes that its existing revenue recognition policies are in accordance with the guidance provided in SAB 101.

b) ***Deferred Development Costs***

In the six month period ended June 29, 2002, the Company deferred $nil of development costs ($4 in the six month period ended June 30, 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

In the six month period ended June 29, 2002, the Company amortized $26 of deferred development costs ($14 in the six month period ending June 30, 2001) in accordance with Canadian GAAP. Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

c) ***Derivatives and Hedging Activities***

The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations. In June 1998, the FASB issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements. The adoption of these accounting standards would not have had a material effect on the Company's financial position and results of operations for the six month periods ended June 29, 2002 and June 30, 2001.

d) ***Investment in Joint Ventures***

The accounts of the Company's 49.0% joint venture interest in Point, Inc. and its 48.7% joint venture interest in Mezure (prior to the Company acquiring a 74% controlling interest on July 23, 2001) are proportionately consolidated as required under Canadian GAAP. Under U.S. GAAP, proportionate consolidation is not permitted, and the Company's investment in these joint ventures would be accounted for using the equity method. As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

In addition, during 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%. Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholder's equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

e) *Comprehensive Income*

Under U.S. GAAP, during 1998, the Company would have been required to adopt SFAS 130, "Reporting Comprehensive Income". Had the Company adopted SFAS 130, it would have recorded a gain of $180 within other comprehensive income, related to the fair value of foreign exchange contracts and options, in the six month period ended June 29, 2002 ($2 in the six month period ended June 30, 2001).

f) *New U.S. GAAP Accounting Pronouncements*

In August 2001, the FASB approved for issuance SFAS 143, "Accounting for Asset Retirement Obligations." This statement is effective for fiscal years beginning after June 15, 2002. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not expect the adoption of SFAS 143 in January 2003 to have a material impact on the Company's financial statements.

In August 2001, the FASB approved for issuance SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years commencing after December 15, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supercedes the existing standard, SFAS 121, and the accounting and reporting provisions of APB Opinion 30. The Company does not expect the adoption of SFAS 144 to have a material impact on the Company's financial statements.

The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Three Months Ended		Six Months Ended	
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Net income (loss) – Canadian GAAP	$ 295	$ (439)	$ 368	$ (735)
Adjustments to U.S. GAAP				
Deferred development costs	—	—	—	(4)
Amortization of deferred development costs......................................	11	—	26	14
Gain on dilution of equity interest in Mezure, Inc.	(121)	—	(121)	—
Fair value of financial instruments	—	—	—	1
Net income (loss) – U.S. GAAP	$ 185	$ (439)	$ 273	$ (724)

	June 29, 2002	December 31, 2001
Total Assets		
Canadian GAAP	$ 28,699	$ 27,821
Adjustments to U.S. GAAP		
Deferred development costs	(2,502)	(2,528)
Write-off of Mezure, Inc. development related costs	(192)	(231)
U.S. GAAP	$ 26,005	$ 25,062
Total Shareholders' Equity		
Canadian GAAP	$ 19,396	$ 19,086
Adjustments to U.S. GAAP		
Deferred development costs	(2,502)	(2,528)
Write-off of Mezure, Inc. development related costs	(192)	(231)
U.S. GAAP	$ 16,702	$ 16,327

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

Net Income (loss) per share	Three Months Period Ended	
	June 29, 2002	June 30, 2001
Canadian GAAP – basic	$ 0.04	$ (0.06)
U.S. GAAP – basic	$ 0.02	$ (0.06)
Canadian GAAP – diluted	$ 0.04	$ (0.06)
U.S. GAAP – diluted	$ 0.02	$ (0.06)

Net Income (loss) per share	Six Months Period Ended	
	June 29, 2002	June 30, 2001
Canadian GAAP – basic	$ 0.05	$ (0.10)
U.S. GAAP – basic	$ 0.04	$ (0.09)
Canadian GAAP – diluted	$ 0.05	$ (0.10)
U.S. GAAP – diluted	$ 0.03	$ (0.09)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1)
(unaudited, in **Canadian $** thousands, except per share data)

	Three Months Ended			Six Months Ended		
	June 29, 2002	June 30, 2001	% Change	June 29, 2002	June 30, 2001	% Change
Revenues:						
Product sales	$ 6,581	$ 5,839	13%	$12,855	$11,933	8%
NRE fees	1,423	681	>100%	2,443	1,587	54%
Total revenues	8,004	6,520	23%	15,298	13,520	13%
Cost of sales:						
Cost of product sales	3,101	2,651	17%	5,996	5,872	2%
Cost of NRE fees	933	368	>100%	1,640	864	90%
Total cost of sales	4,034	3,019	34%	7,636	6,736	13%
Gross profit	3,970	3,501	13%	7,662	6,784	13%
Operating expenses:						
Research and development	1,366	1,866	(27%)	2,931	3,747	(22%)
Selling and marketing	1,246	835	49%	2,049	1,764	16%
General and administration	1,093	1,070	2%	2,122	1,962	8%
Total operating expenses	3,705	3,771	(2%)	7,102	7,473	(5%)
Operating income (loss)	265	(270)	N/A	560	(689)	N/A
Interest income, net	18	47	(62%)	28	98	(71%)
Other income (expense)	21	(227)	N/A	(202)	(143)	41%
Income (loss) before income taxes	304	(450)	N/A	386	(734)	N/A
Provision for (recovery of) income taxes	9	(11)	N/A	18	1	>100%
Net income (loss)	$ 295	$ (439)	N/A	$ 368	$ (735)	N/A
Net income (loss) per share (basic)	$ 0.04	$ (0.06)		$ 0.05	$ (0.10)	
Weighted average shares outstanding (basic)	7,679	7,694		7,681	7,692	
Net income (loss) per share (diluted)	$ 0.04	$ (0.06)		$ 0.05	$ (0.10)	
Weighted average shares outstanding (diluted)	7,920	7,715		7,891	7,727	

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1)
(unaudited, in U.S. $ thousands, except per share data)

	Three Months Ended			Six Months Ended		
	June 29, 2002	June 30, 2001	% Change	June 29, 2002	June 30, 2001	% Change
Revenues:						
Product sales	$4,163	$ 3,694	13%	$ 8,132	$ 7,549	8%
NRE fees	900	431	>100%	1,545	1,004	54%
Total revenues	5,063	4,125	23%	9,677	8,553	13%
Cost of sales:						
Cost of product sales	1,962	1,677	17%	3,793	3,715	2%
Cost of NRE fees	590	233	>100%	1,037	546	90%
Total cost of sales	2,552	1,910	34%	4,830	4,261	13%
Gross profit	2,511	2,215	13%	4,847	4,292	13%
Operating expenses:						
Research and development	864	1,181	(27%)	1,854	2,371	(22%)
Selling and marketing	788	528	49%	1,296	1,116	16%
General and administration	691	677	2%	1,343	1,241	8%
Total operating expenses	2,343	2,386	(2%)	4,493	4,728	(5%)
Operating income (loss)	168	(171)	N/A	354	(436)	N/A
Interest income	11	30	(63%)	18	62	(71%)
Other income (expense)	13	(144)	N/A	(128)	(90)	42%
Income (loss) before income taxes	192	(285)	N/A	244	(464)	N/A
Provision for (recovery of) income taxes	5	(7)	N/A	11	1	>100%
Net income (loss)	$ 187	$ (278)	N/A	$ 233	$ (465)	N/A
Net income (loss) per share (basic)	$ 0.03	$ (0.04)		$ 0.03	$ (0.06)	
Weighted average shares outstanding (basic)	7,679	7,694		7,681	7,692	
Net income (loss) per share (diluted)	$ 0.03	$ (0.04)		$ 0.03	$ (0.06)	
Weighted average shares outstanding (diluted)	7,920	7,715		7,891	7,727	

	December 31, 2001	June 29, 2002	US $ Equivalent June 29, 2002(2)
Balance Sheet Data (1):			
(**Canadian $,** thousands)			
Working capital	$ 12, 284	$ 13,272	$ 8,396
Total assets	27,821	28,699	18,155
Bank advances	—	—	—
Long-term liabilities	253	145	92
Total shareholders' equity	19,086	19,396	12,270

(1) The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 12 of the Notes to Consolidated Financial Statements contained in this report.

(2) Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US $0.6326 per CDN $1.00 which was the exchange rate as of August 7, 2002. These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars. In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

RECENT DEVELOPMENTS

On February 21, 2002, the Company signed an agreement with Leica Geosystems ("Leica"), setting out the parties' intention to enter into a strategic cooperation arrangement; the objective of the agreement being the common development of new technology for GPS and its advancement in the high-accuracy segment. More specifically, the Company will develop a custom version of existing GPS engines and other components for Leica. The benefit of the agreement with Leica on the Company's operating results is not expected to be material until the Company starts shipping product.

In April 2002, Vestech LLC exercised an option to convert a US$100,000 loan into a 5% equity interest in the Company's subsidiary, Mezure, Inc. Effective with this conversion, the Company's ownership in Mezure, Inc. was reduced to approximately 70%, and the Company recorded a $121,000 gain related to the deemed disposal of a portion of its equity interest in Mezure.

Q2 2002 Compared to Q2 2001

Revenues. Revenues include product sales and non-recurring engineering ("NRE") fees. Revenue from product sales consist primarily of sales of original equipment manufacturer ("OEM") boards, software, software upgrades, Wide Area Augmentation System ("WAAS") type receivers and end user products for the geographical information systems ("GIS") and survey markets. The Company categorizes its revenues into the following three market sectors: 1) Geomatics; 2) Aerospace and Defense; and 3) Special Applications.

Total revenues were $8.0 million in the second quarter 2002 up from $6.5 million in the second quarter 2001. The following table sets forth revenue by market sector for the second quarters ended June 29, 2002 and June 30, 2001.

	Three Months Ended					
	June 29, 2002		June 30, 2001		Change	
	$	%	$	%	$	%
Geomatics	$ 1,848	23%	$ 1,986	30%	$ (138)	(7%)
Aerospace & Defense	2,215	28%	992	15%	1,223	123%
Special Applications	3,940	49%	3,353	52%	587	18%
Other	1	0%	189	3%	(188)	(99%)
TOTAL	$ 8,004	100%	$ 6,520	100%	$ 1,484	23%

Geomatics

The Geomatics sector is made up of the surveying and GIS markets. Geomatics revenues are largely comprised of the Company's sales to Point, Inc., net of intercompany eliminations, and the Company's proportionate share of sales by Point, Inc.

Geomatics sales were $1.8 million in the second quarter 2002 compared to $2.0 million in the second quarter 2001, a decrease of 7%. Net revenues contributed from the Point/Sokkia relationship were a majority of the Geomatics revenue in the second quarter 2002 and accounted for most of the decrease in Geomatics revenue in the second quarter of 2002 compared to the second quarter of 2001.

Point, Inc.'s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development. Partially, as a result of the restructuring, the Geomatics revenue increased 37% from the first quarter to the second quarter of 2002, as Point, Inc. shipped product to new customers. The Company recorded a provision of $102,000 related to the restructuring in the first quarter 2002. As a result of the restructuring, the Company anticipates that the revenue attributable to the Point/Sokkia relationship will increase during the balance of 2002 (see Other Risk Factors).

Aerospace and Defense

The Aerospace and Defense sector is made up of aviation, space and defense markets. Aerospace and Defense sales were $2.2 million for the second quarter 2002 compared to $992,000 for the second quarter 2001, an increase of 123%. The Company's Aerospace and Defense revenues are highly dependent on the timing of large programs. Sales in this sector include WAAS receiver sales and revenue from engineering services related to WAAS, the Japanese MTSAT Satellite-based Augmentation System ("MSAS"), the Chinese Satellite Navigation Augmentation System ("SNAS"), the European Geostationary Overlay System ("EGNOS"), Local Area Augmentation Systems ("LAAS") and the European Galileo program.

In the current quarter, the largest single component of the Aerospace and Defense revenue was the EGNOS program, which accounted for $411,000 in revenue compared to $343,000 in the second quarter of 2001. EGNOS production receiver sales, under the current contract with Thales Avionics U.K., are now complete with the second quarter shipment. Other factors contributing to higher Aerospace and Defense sales were increased revenues from Raytheon NLS and Thales ATM (related to the LAAS program). Additionally, the U.S. Federal Aviation Administration ("FAA") also contracted the Company to develop the next generation WAAS receiver. The Company also had shipments in the second quarter of 2002 valued at $326,000 into the MSAS program in Japan.

Both Raytheon NLS and Thales ATM, key LAAS system suppliers, have now contracted with the Company for the next phase of development of a LAAS receiver for their certified reference stations. The Company plans to develop prototype LAAS receivers for incorporation in Raytheon's and Thales' ground reference stations.

In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver. The contract covers receiver development and qualification work over a 21-month period and also includes an additional option for the development of a new broadband WAAS antenna. The basic contract has a value of US$2.4 million and the option is worth US$835,000.

The certified GPS receiver being jointly developed by the Company and CMC Electronics (formerly BAE Systems Canada) is intended for use by Honeywell for both airborne applications and the LAAS program. With the GPS receiver nearing completion of its certification, the Company has earned initial royalties, although the total royalties for 2002 are not expected to be material.

While the Company has participated in previous phases of WAAS, MSAS, EGNOS, SNAS and LAAS, the Company currently has no commitments (other than those described above and certain engineering services contracts) for future participation in the WAAS, MSAS, SNAS, EGNOS or LAAS programs. There can be no assurance that the Company will receive commitments for future participation in the WAAS, MSAS, EGNOS, SNAS or LAAS programs.

Special Applications

The Special Applications sector is made up of marine, agriculture, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets. Special Applications revenues were $3.9 million in the second quarter 2002 compared to $3.4 million in the second quarter 2001, an increase of 18%. The Company continues to see strong demand for its OEM family of GPS receivers and antennas. In the second quarter 2002, the Special Applications revenue increase was primarily attributable to higher shipments to the agricultural market including initial shipments intended for AGCO Corporation, who recently purchased the former agricultural division from Caterpillar Agricultural Products, Inc., and engineering service revenue pertaining to the development of new core positioning products for Leica Geosystems.

Other Revenue

Other revenue related to the sale of manufacturing components was $1,000 in the second quarter 2002 compared to $189,000 in the second quarter 2001, with the higher revenue in the prior year due to the sale of surplus electronic component inventory.

Revenues by Geographic Market

In the second quarter 2002, the Company derived approximately 49% of its total revenues from the sale of its products to countries outside the United States and Canada, compared to 38% in the second quarter 2001. Revenues from international sales increased to $4.0 million in the second quarter 2002 from $2.5 million in the second quarter 2001, mainly due to the benefit of Leica engineering service revenue, higher sales to dealers in Asia, MSAS shipments and increased shipments for agricultural applications in Asia.

Gross Profit. Gross profit as a percentage of total revenues was 50% in the second quarter 2002 compared to 54% in the second quarter 2001. Despite the decrease in gross margin percentage relative to a year ago, the percentage was marginally above the Company's expectations. The decline in gross margin percentage relative to last year is attributable to a combination of the following: 1) NRE service revenues on which the Company earns on average lower gross margins, comprised 18% of the current quarter's revenue compared to 10% of total revenue in the second quarter last year; and 2) higher provision for inventory obsolescence in the second quarter 2002, and 3) a recovery of $100,000 related to warranty claims in the second quarter of last year.

Research and development. Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs. Research and development expenses were $1.4 million in the second quarter 2002, as compared with $1.9 million in the second quarter 2001. Research and development expenses as a percentage of total revenues decreased from 29% in the second quarter 2001 to 17% in the second quarter 2002. Lower costs at Point, Inc., after the April 2002 restructuring, which included a substantial reduction in research and development activity, and higher recovery of research and development expenditures relating to customer funded NRE contracts accounted for the decrease. The

Company believes that significant investments in research and development are required to maintain its technology leadership and compete in its business.

Selling and marketing. Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, commissions, trade shows, facilities and other expenses related to the sale of the Company's products. Selling and marketing expenses increased 49% from $835,000 in the second quarter 2001 to $1.2 million in the second quarter 2002 and increased as a percentage of total revenues from 13% in the second quarter 2001 to 16% in the second quarter 2002. Factors leading to the increased selling and marketing costs in the current quarter include: one-time executive relocation costs, higher sales commissions in the U.S. market, and increased spending at Point, Inc. after the April 2002 restructuring, which included a shift in focus from product development to selling and marketing efforts.

General and administration. General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses. General and administration expenses were relatively unchanged at $1.1 million in the second quarter 2002 and in the second quarter 2001 but declined to 14% of revenue in the current quarter from 16% in the comparable quarter last year due to the increased revenue in the current quarter.

Interest income. The Company earned net interest income of $18,000 in the second quarter 2002 compared with $47,000 in the second quarter 2001. The reduced interest income is attributable to lower interest rates. The Company's cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other income (expense). Other income (expense) consists primarily of foreign exchange income (loss) and miscellaneous items. Other income was $21,000 in the second quarter 2002 compared to other expense of $227,000 in the second quarter 2001. The current quarter's other income includes a gain of $121,000 related to the dilution of the Company's equity interest in its subsidiary, Mezure, which arose upon the conversion of a US$100,000 loan owed by Mezure into equity, partially offset by foreign exchange losses of $59,000. Other expense in the second quarter 2001 consisted primarily of foreign exchange losses arising from a weakening of the U.S. dollar versus the Canadian dollar.

Provision for income taxes. The provision for income taxes, which consists of Canadian federal large corporations tax and the consolidated proportionate share of income taxes related to Point, Inc., was $9,000 in the second quarter 2002 compared to a recovery of $11,000 in the second quarter 2001.

Six Months 2002 Compared to Six Months 2001

Total year to date revenues were $15.3 million in 2002 compared to $13.5 million in the comparable period of 2001, an increase of 13%. The following table sets forth year to date for 2002 and 2001 revenue by market sector.

	Six Months Ended					
	June 29, 2002		June 30, 2001		Change	
	$	%	$	%	$	%
Geomatics	$ 3,201	21%	$ 4,396	33%	$ (1,195)	(27%)
Aerospace & Defense	3,758	25%	2,357	17%	1,401	59%
Special Applications	8,336	54%	6,557	48%	1,779	27%
Other	3	0%	210	2%	(207)	(99%)
TOTAL	$15,298	100%	$13,520	100%	$ 1,778	13%

Geomatics

Geomatics sales were $3.2 million for the six months ended June 29, 2002 compared to $4.4 million for the first six months ended June 30, 2001, a decrease of 27%. Net revenues contributed from the Point/Sokkia relationship were a majority of the Geomatics revenue and accounted for most of the decrease in Geomatics revenue. Point, Inc.'s operations were restructured in April 2002, with the aim of focusing on sales, marketing and distribution as opposed to product development. The Company recorded a provision of $102,000 related to the restructuring in the first quarter 2002.

Aerospace and Defense

Aerospace and Defense sales were $3.8 million for the six months ended June 29, 2002 compared to $2.4 million for the six months ended June 30, 2001, with the increase of 59% primarily due to higher revenue from customer funded engineering programs related to WAAS and LAAS projects and shipments into the Japanese MSAS program. In the first six months of 2002, the largest single component of the Aerospace and Defense revenue was the EGNOS program, which accounted for $936,000 in revenue compared to $958,000 in the first six months of 2001. The Company has now completed the EGNOS milestones scheduled for 2002, including the delivery of 12 production receivers, and does not expect additional EGNOS revenue for the balance of 2002.

Special Applications

Special Applications revenues were $8.3 million for the six months ended June 29, 2002 compared to $6.6 million for the six months ended June 30, 2001, an increase of 27%. The revenue increase was attributable to higher revenue from the agricultural market segment and the initial engineering revenue related to the development of new core positioning products for Leica Geosystems, which accounted for almost one-half of the increased revenue in Special Applications.

Other Revenue

Other revenue related to the sale of manufacturing components was $3,000 in the first two quarters of 2002 compared to $210,000 in the similar period of 2001, with the higher revenue last year due to the sale of surplus electronic component inventory.

Revenues by Geographic Market

For the six months in 2002, the Company generated 48% of its total revenues from the sale of its products to countries outside the United States and Canada, compared to 42% in the comparable period in 2001. Revenues from international sales were $7.4 million year to date 2002 compared to $5.6 million in the comparable period of 2001. In Europe, the increased sales were attributable to the Leica engineering service revenue. In Asia/Australia, higher revenues were achieved in the agricultural and geomatics market segments, while shipments into the MSAS program also increased Asian sales.

Gross Profit. Gross profit as a percentage of total revenues was 50% for the six months ended June 29, 2002 compared to 50% for the six months ended June 30, 2001. Gross margin increased from $6.8 million in the first six months of 2001 to $7.7 million for the first six months of 2002, mainly as a result of the increased revenue.

Research and development. Research and development expenses were $2.9 million for the six months ended June 29, 2002, as compared with $3.7 million for the six months ended June 30, 2001. Research and development expenses as a percentage of total revenues decreased from 28% for the six months ended June 30, 2001 to 19% for the six months ended June 30, 2002. The reduction in research and development expenses reflects higher customer funded engineering programs and lower expenditures at Point, Inc., which was restructured in April 2002.

Selling and marketing. Selling and marketing expenses increased 16% from $1.8 million for the six months ended June 30, 2001 to $2.0 million for the six months ended June 29, 2002 but remained at 13% of revenue in both periods. The increase in selling and marketing expenses is due to higher external commissions, (relating to the U.S. market), higher Point, Inc. related costs resulting from the April 2002 restructuring, which included a shift in focus from product development to product sales and distribution, and higher travel costs.

General and administration. General and administration expenses increased 8% from $2.0 million for the six months ended June 30, 2001 to $2.1 million for the six months ended June 29, 2002. Part of the increase in general and administration costs reflects the lack of a permanent CEO in part of the first six months of 2001.

Interest income. The Company earned net interest income of $28,000 in the first six months of 2002 compared with $98,000 in the first six months of 2001. The reduced interest income is attributable to lower interest rates.

Other income (expense). Other expense was $202,000 in the first six months of 2002 compared to other expense of $143,000 in the first six months of 2001. Other expense in 2002 included costs of $102,000 related to the April 2002 restructuring of Point, Inc., $125,000 related to executive relocation, $76,000 related to foreign exchange losses, partially offset by a gain of $121,000 arising from the dilution of the Company's interest in Mezure, Inc. In 2001, other expense included $71,000 in foreign exchange losses.

Provision for income taxes. The provision for income taxes was $18,000 year to date 2002 compared to $1,000 in the comparable period of 2001.

TAXES

The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of June 29, 2002, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income in Canada. The Company has determined that the acquisition of a majority of the common shares of the Company by CMC Electronics (formerly BAE Systems Canada Inc.) in 1998, BAE SYSTEMS p.l.c.'s indirect acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.'s acquisition of the common shares of CMC Electronics in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes. Accordingly, the availability of certain of the Company's Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2001 as part of Form 20-F with the Securities and Exchange Commission.

Similarly, the Company has not recorded a provision for income tax in the United States related to Point, Inc. due to the net operating losses recorded by Point, Inc. since it began operations in 1999.

LIQUIDITY AND CAPITAL RESOURCES

In the six months ended June 29, 2002, cash provided by operations was $1.6 million, compared to cash used in operations of $1.5 million in the comparable period of 2001. Cash provided by operations in the six month period ended June 29, 2002 consisted primarily of $368,000 of net income, a $352,000 decrease in working capital and $1.0 million in amortization expenses. The decrease in working capital from December 31, 2001 to June 29, 2002 is caused primarily by higher deferred revenues and customer deposits, lower inventories and an increase in related party payables, partially offset by increased accounts receivable and related party receivables.

In the six months ended June 29, 2002, cash used in financing activities was $80,000, related primarily to capital lease payments in the period and financing activities at Mezure. In the comparable period in 2001, $25,000 cash was provided by financing activities, related to an issuance of shares, capital lease payments, an increase in related party notes receivable and an increase in notes payable.

In the six months ended June 29, 2002, cash used in investing activities was $296,000, pertaining mainly to the purchase of capital equipment. In the six months ended June 30, 2001, cash used in investing activities was $559,000 also primarily attributable to the purchase of capital equipment.

At June 29, 2002, the Company had cash and short term investments of $6.1 million. The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.1 million to support the margin requirement related to the purchase of up to US$6.5 million of foreign exchange contracts. The lines of credit are payable on demand and are secured by certain of the Company's assets. At June 29, 2002, portions of the lines of credit were utilized to support $76,000 of letters of credit ($80,000 at December 31, 2001) and US$6.0 million in foreign exchange contracts leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$0.5 million in forward foreign exchange contracts.

As of June 29, 2002, the Company and Sokkia have collectively loaned Point, Inc. US$4.13 million, the Company's share being US$2.0 million. The loans are secured by the assets of Point, Inc. and bear interest at 6%. Of the total amount of the loans, US$4.0 million was repayable on December 31, 2001. As of June 29, 2002, the Company and Sokkia had not yet agreed to an extension of these loans. During July 2002, the Company and Sokkia advanced US$0.5 million to Point, Inc. In August 2002, the Company and Sokkia reached an agreement in principle to provide an additional US$1.5 million in financing support to Point, Inc. to follow in August and October of 2002.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.'s ability to continue as a going concern would be impaired. If the existing and future loans to Point, Inc. of US$6.13 million were ultimately not repaid by Point, Inc. to the Company and Sokkia, the Company believes that its maximum exposure in the statement of operations to Point, Inc., as of June 29, 2002, would not exceed US$0.5 million, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point, Inc. The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.'s operations were discontinued.

The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company's results of operations in the future.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Most of the Company's revenues (over 97% for the first six months of 2002) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company's expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company's results of operations. In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates. The contracts are normally for terms of up to twelve months and are used as hedges of the Company's net U.S. dollar cash requirements. Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.

Derivative financial instruments are not used for speculative purposes. There can be no assurance that the Company will be successful in these activities.

At June 29, 2002, the Company had forward foreign currency contracts to sell US$6.0 million between August 15, 2002 and April 30, 2003 at rates between 0.6416 and 0.6451.

The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.

LEGAL PROCEEDINGS

There has been no material change since the Form 20-F for the fiscal year ended December 31, 2001 and the Form 6-K for the quarter ended March 30, 2002 were filed with the Securities and Exchange Commission.

OTHER RISK FACTORS

The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company's control. A discussion of some of these risks and the possible impact of these factors on future results from operations can be found in the Risk Factors section part of Form 20-F for the fiscal year ended December 31, 2001 and the Risk Factors section part of Form 6-K for the quarter ended March 30, 2002, filed with the Securities and Exchange Commission.

Mezure, Inc.

On January 26, 2001, the Company acquired a 48.7% equity interest in Mezure. Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet. On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans previously advanced to Mezure and charged to operations during 2001 into additional common shares. Effective with this conversion, the Company acquired a 74% controlling interest in Mezure and began consolidating Mezure's financial results. In April 2002, the Company's equity interest was diluted to approximately 70%. Mezure is subject to similar types of risks as the Company. In addition, if Mezure is unable to obtain adequate external financing, the Company may decide to discontinue its operations, which could have a material adverse effect on the Company's business, financial condition and results of operations.

Point, Inc.

The Company sells GPS receivers to Point, Inc. which incorporates these receivers into surveying systems that are in turn partially sold through the Sokkia distribution channels. The Company's consolidated financial statements include the Company's proportionate 49% joint venture interest in the accounts of Point, Inc.. Point, Inc. is subject to similar types of risks as the Company.

During July 2002, the Company and Sokkia advanced US$0.5 million to Point, Inc. In August 2002, the Company and Sokkia reached an agreement in principle to provide an additional US$1.5 million in financing support to Point, Inc. to follow in August and October of 2002.

Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing. Should Sokkia and the Company discontinue their support, Point, Inc.'s ability to continue as a going concern would be impaired. If the existing and future loans to Point, Inc. of US$6.13 million were ultimately not repaid by Point, Inc. to the Company and Sokkia, the Company believes that its maximum exposure in the statement of operations to Point, Inc., as of June 29, 2002, would not exceed US$0.5 million, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point, Inc. The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.'s operations were discontinued.

OTHER INFORMATION

Submission of Matters to a Vote of Security Holders

The annual meeting of shareholders of the Company was held in Calgary, Alberta, Canada on July 16, 2002. An election of Directors was held with the following individuals elected to the Company's Board of Directors:

	Votes	
Name	For	Withheld
Gregory O. Baylin	6,450,584	2,700
W. James Close	6,440,234	13,050
Werner Gartner	6,439,984	13,300
Jonathan W. Ladd	6,450,484	2,800
Richard D. Orman	6,434,234	19,050
Joel A. Schleicher	6,450,734	2,550
Charles R. Trimble	6,450,584	2,700
David E. Vaughn	6,450,434	2,850
Gregory A. Yeldon	6,450,734	2,550

Also at the shareholders' meeting, the amendment to increase the number of shares under the Employee Stock Option Plan by 125,000 was approved (6,340,806 For and 98,151 Against and 14,325 Abstain) and the amendment to increase the number of shares under the Directors Stock Option Plan by 35,000 was approved (6,019,756 For and 416,901 Against and 16,625 Abstain). Deloitte & Touche LLP were ratified as the auditors of the Company (6,446,199 For and 6,885 Against and 200 Abstain).

EXHIBIT 99.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER OR PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Form 6K for the Quarterly Report for the Three and Six Months ended June 29, 2002 of NovAtel Inc., I, Werner Gartner, Executive Vice President and Chief Financial Officer, of NovAtel Inc., hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Form 6K for the Quarterly Report for the Three and Six Months ended June 29, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 6K for the Quarterly Report for the Three and Six Months ended June 29, 2002 fairly represents, in all material respects, the financial condition and results of operations of NovAtel Inc.

August 13, 2002
Date

Werner Gartner
Executive Vice President and
Chief Financial Officer

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER OR PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Form 6K for the Quarterly Report for the Three and Six Months ended June 29, 2002 of NovAtel Inc., I, Jonathan Ladd, President and Chief Executive Officer, of NovAtel Inc., hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Form 6K for the Quarterly Report for the Three and Six Months ended June 29, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 6K for the Quarterly Report for the Three and Six Months ended June 29, 2002 fairly represents, in all material respects, the financial condition and results of operations of NovAtel Inc.

August 13, 2002
Date

Jonathan W. Ladd
Jonathan Ladd
President and Chief Executive Officer